SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2009

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___to ___

Commission file number 001-00035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GE Savings and Security Program

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company 3135 Easton Turnpike Fairfield, Connecticut 06828-0001

(1)

Required Information

			Page Number(s)

A.	Financial Statements and Schedule:

	Report of Independent Registered Public Accounting Firm		3

	Financial Statements:

	Statements of Net Assets Available for Plan Benefits as of December 31, 2009 and 2008		4

	Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2009 and 2008		5

	Notes to Financial Statements:		6-14

	Supplemental Schedule:
	Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009		15-21

B.	Exhibits

	23	Consent of Independent Registered Public Accounting Firm

	99(a)
GE S&S Program Mutual Funds 2009 Annual Report (incorporated by reference to the General Electric S&S Program Mutual Fund Form N-CSR for the year ended December 31, 2009, as filed with the Commission on March 8, 2010)

	99(b)
GE Institutional International Equity Fund 2009 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2009, as filed with the Commission on December 7, 2009)

	99(c)
GE Institutional Small-Cap Value Equity Fund 2009 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2009, as filed with the Commission on December 7, 2009)

	99(d)
GE Institutional Strategic Investment Fund 2009 Annual Report (incorporated by reference to the GE Institutional Funds Form N-CSR for the year ended September 30, 2009, as filed with the Commission on December 7, 2009)

(2)

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GE Savings and Security Program
(Name of Plan)

Date:	June 22, 2010	/s/ Jamie S. Miller
Jamie S. Miller Vice President and Controller

(3)

GE SAVINGS AND SECURITY PROGRAM

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Independent Registered Public Accounting Firm’s Report Thereon)

GE SAVINGS AND SECURITY PROGRAM

December 31, 2009 and 2008

Table of Contents

Page Number(s)

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2009 and 2008	4

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2009 and 2008	5

Notes to Financial Statements	6-17

Supplemental Schedule: (i)
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2009	18-26

(i) Schedules required by Form 5500 that are not applicable have not been included.

Report of Independent Registered Public Accounting Firm

General Electric Company, as Administrator
GE Savings and Security Program:

We have audited the accompanying statements of net assets available for plan benefits of the GE Savings and Security Program (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

KPMG LLIP
June 9, 2010

GE SAVINGS AND SECURITY PROGRAM

Statements of Net Assets Available for Plan Benefits

December 31, 2009 and 2008

(in thousands)

	2009	2008
Assets

Investments, at fair value (notes 3 and 4)	$16,884,096	$15,292,581
Loans to participants	383,556	427,014
Accrued dividends and interest	43,395	121,011
Other assets	16,042	5,032
Total assets	17,327,089	15,845,638

Liabilities

Other liabilities	7,318	282
Total liabilities	7,318	282

Net assets available for plan benefits	$17,319,771	$15,845,356

See accompanying notes to financial statements.

GE SAVINGS AND SECURITY PROGRAM

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2009 and 2008

(in thousands)

	2009	2008
Additions (reductions) to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of
investments (note 3)	$931,650	$(11,466,233)

Interest and dividend income:
General Electric Company Common Stock	232,976	518,441
Registered investment companies	186,756	277,802
Other investments	28,448	70,257
	1,379,830	(10,599,733)

Interest on loans to participants	23,825	26,150

Contributions:
Employee	909,969	1,020,897
Employer	324,350	350,516
	1,234,319	1,371,413

Total additions (reductions)	2,637,974	(9,202,170)

Deductions from net assets attributed to:
Participant withdrawals	1,163,559	1,597,749

Net increase (decrease)	1,474,415	(10,799,919)

Net assets available for plan benefits:
Beginning of year	15,845,356	26,645,275
End of year	$17,319,771	$15,845,356

See accompanying notes to financial statements.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2009 and 2008
(1)	Description of the Plan

The GE Savings and Security Program (the “Plan”) is a defined contribution plan sponsored by General Electric Company. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The assets of the Plan are held and invested through the General Electric Savings and Security Trust (the “Trust”).

Historically, General Electric Company has performed all of the Plan’s administration and recordkeeping. On December 1, 2009, Fidelity Investments® became the Plan’s recordkeeper and the Plan Trustees (all of whom are officers of GE Asset Management Incorporated (“GEAM”), a wholly owned subsidiary of General Electric Company) appointed Fidelity Management Trust Company (“FMTC”) as the directed Trustee of the Trust. The Plan was also amended and restated in its entirety and otherwise updated, generally effective December 1, 2009, primarily to:

•	provide new investment options, “unitize” the GE stock fund and expand investment alternatives for matching contributions and loan repayments;
•	expedite contribution and investment elections and increase investment switching opportunities;
•	reduce restrictions on loans, regular in-service withdrawals and partial distributions; and
•	incorporate regulatory changes and make other improvements and technical changes.

GEAM is the investment adviser to the Plan’s investment options, with the exception of the Index Funds, the GE Stock Fund and the U.S. Bond Fund (as defined below). BlackRock Institutional Trust Company (“BlackRock”) is the investment adviser to the Non-U.S. Equity Index Fund, U.S. Aggregate Bond Index Fund, U.S. Large-Cap Equity Index Fund, U.S. Mid-Cap Equity Index Fund, U.S. Small-Cap Equity Index Fund and the U.S. Treasury Inflation-Protected Securities Index Fund (collectively referred to herein as the “Index Funds”). These funds were established as investment options December 1, 2009. State Street Corporation is the custodian of all Plan assets except for the GE Stock Fund and the United States Savings Bonds. FMTC is the custodian of the GE Stock Fund. The Federal Reserve Bank is the custodian of the United States Savings Bonds.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the GE Savings and Security Program document (the “Plan Document”). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Employee Contributions and Investment Options

Eligible employees of General Electric Company and participating affiliates may participate in the Plan by investing up to 30% of their earnings in one or more of the following investment options:

(a)
General Electric Common Stock Fund (the “GE Stock Fund”) - GE Stock constitutes at least 98% of the assets of the GE Stock Fund and the remainder (up to 2%) is held in cash and cash equivalents to provide liquidity for participant directed transactions. Effective as of December 1, 2009, an investment in GE common stock (“GE Stock”) changed from an investment solely in GE Stock to an investment in a unitized stock fund.

(b)
GE S&S Income Fund (the “Income Fund”) - a registered investment company that invests primarily in a variety of investment grade debt securities such as U.S. Government securities, mortgage-backed securities, corporate bonds, and money market instruments. The Income Fund normally has a weighted average maturity of approximately five to ten years, but is subject to no limitation with respect to the maturities of the instruments in which it may invest.

(c)	GE S&S Program Mutual Fund (the “Mutual Fund”) - a registered investment company that invests primarily in equity securities of U.S. companies.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2009 and 2008

(d)
GE Institutional International Equity Fund (the “International Fund”) - a registered investment company that invests primarily in equity securities of companies in countries other than the United States.

(e)
GE Institutional Small-Cap Equity Fund (the “Small Cap Fund”)  a registered investment company that invests primarily in equity securities of small-cap U.S. companies (those with market capitalizations in the same range as the companies in the Russell 2000 Index).

(f)
GE Institutional Strategic Investment Fund (the “Strategic Investment Fund”) – a registered investment company that invests primarily in a combination of equity securities (U.S. and Non-U.S.), investment grade debt securities and cash.

(g)	Non-U.S. Equity Index Fund – a collective trust fund that invests in foreign stocks in developed and emerging markets outside the United States.

(h)	U.S. Aggregate Bond Index Fund – a collective trust fund that invests in high-quality fixed income securities.

(i)
U.S. Large-Cap Equity Index Fund – a collective trust fund that invests in large companies within the United States. This fund replaced the Vanguard® Institutional Index Fund as an investment option in the Plan effective  December 1, 2009.

(j)	U.S. Mid-Cap Equity Index Fund – a collective trust fund that invests in medium-sized companies within the United States.

(k)	U.S. Small-Cap Equity Index Fund – a collective trust fund that invests in smaller companies within the United States.

(l)
U.S. Treasury Inflation-Protected Securities Index Fund (the “U.S. TIPS Index Fund”) – a collective trust fund that invests in inflation-linked, fixed income securities issued by the United States government.

(m)
GE S&S Short-Term Interest Fund (the “Short Term Fund”) – invests primarily in a variety of investment grade debt securities with a weighted average maturity that is normally not more than three years.

(n)	GE S&S Money Market Fund (the “Money Market Fund”) – invests primarily in short-term, U.S. dollar denominated money market instruments and other debt instruments that mature in one year or less.

(o)
United States Savings Bonds (the “U.S. Bond Fund”) – comprises individual participants’ contributions that are directed to U.S. Treasury Series EE Savings Bonds, bonds that mature in 30 years. Individual funds being accumulated for bond purchase are invested in short-term instruments. Effective July 1, 1995, only after-tax contributions are permitted to be invested in the U.S. Bond Fund. Bonds acquired with after-tax contributions held by the Trustees shall be distributed to participants as soon as practicable after the end of the second calendar year following the year in which the bonds were acquired. Proceeds from bonds acquired before July 1, 1995 that have matured but have not yet been distributed are reinvested in bonds.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2009 and 2008

The GE Stock Fund, Income Fund, Mutual Fund, International Fund, Small Cap Fund, Strategic Investment Fund, Index Funds, Short Term Fund, Money Market Fund and U.S. Bond Fund are collectively referred to herein as the “Funds”.

The Income Fund, Mutual Fund, International Fund, Small Cap Fund and Strategic Investment Fund are registered investment companies subject to specific disclosure and other requirements. Audited financial statements and prospectuses or other disclosure documents of the registered investment companies are distributed annually to participants. Collective investment fund profiles and other disclosure documents are distributed annually to participants for the Index Funds. The GE Stock Fund, Short Term Fund and Money Market Fund detailed information is contained in the S&S Program Supplemental Information document, which is distributed annually.

The Plan permits participants to invest compensation on which income taxes have and have not been paid (“after-tax” and “pre-tax”, respectively). The United States Internal Revenue Code limits pre-tax contributions. The limits for participants under age 50 were generally $16,500 and $15,500 in 2009 and 2008, respectively. For participants who were at least age 50 during the year, the 2009 and 2008 limits were generally $22,000 and $20,500, respectively.

Prior to December 2009, the Plan permitted participants to switch their investment balances up to 24 times each year. Effective December 2009, participants may make such switches (including rebalancing) up to 12 times each quarter. Restrictions on such switches include a prohibition against switching balances into the U.S. Bond Fund, a prohibition against switching balances out of U.S Savings Bonds held in custody that were purchased with after-tax contributions and certain restrictions on a participant’s ability to engage in frequent trading in response to Securities and Exchange Commission requirements governing mutual funds.

Employer Contributions

The Plan generally provides for employer matching contributions of 50% of employees’ contributions of up to 7% of their earnings, that is, a 3.5% maximum matching contribution. For certain eligible employees whose first day of work was on or after January 1, 2005, such matching contributions are generally 50% of employees’ contributions of up to 8% of earnings (4% maximum). Prior to December 2009, employer contributions were invested at the election of the participant in any one of the investment options except for the U.S. Bond Fund. Effective December 2009, participants are no longer limited to one investment option for employer contributions.

Rollovers and Transfers from Other Qualifying Plans

Subject to General Electric Company approval, participants may elect to roll over amounts from other qualifying plans or arrangements in accordance with the Internal Revenue Code. For the years ended December 31, 2009 and 2008, transfers from other qualifying plans or arrangements accounted for $18.5 million and $40.8 million, respectively, and are included in employee contributions in the Statements of Changes in Net Assets Available for Plan Benefits.

Withdrawals

Subject to certain limitations prescribed by the Plan and the Internal Revenue Code, terminated participants may elect retirement or other termination withdrawals in either lump sum or partial payments. Currently, employed participants may make up to seven withdrawals per year and certain hardship withdrawals from their participant accounts. Partial payments on termination are generally limited to four per year and a minimum of $500.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2009 and 2008

Loans to Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts. Subject to certain Internal Revenue Code and Plan limits, a participant may not borrow more than the lesser of 50% of that participant’s available account value, as defined in the Plan Document, or $50,000, adjusted for prior loans. The interest rate applicable to participant loans is based on the monthly average of the composite yield on corporate bonds, published by Moody’s Investors Service. Prior to December 2009, the interest rates of individual loans were fixed for the shorter of the term of the loan or five years. Effective December 2009, the interest rates for new loans are fixed for the term of the loan.

A participant may have no more than two outstanding loans from the Plan at any time and prior to December 2009, could not obtain more than one such loan during any calendar year. Effective December 2009, this one loan per calendar year limit was removed.

Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other such methods as may be required. Participants may repay the entire principal amount with written notice and without penalty. Prior to December 2009, this repayment could not be made within three months of the date of the loan, but this restriction was removed effective December 2009.

In the event of a loan default, the Plan will report the outstanding loan balance as a withdrawal.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocation of (a) employer matching contributions and (b) investment results. The benefit to which a participant is entitled is the value of the participant’s vested account.

Vesting

Participants are fully vested in their accounts, including employee and employer contributions and investment results.

Plan Termination and Amendment

Although General Electric Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s interest will be payable in full according to the Plan provisions. General Electric Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.

Administrative and Investment Advisory Costs

Administrative costs of the Plan and investment advisory costs for the GE Stock Fund, Short Term Fund and the Money Market Fund are generally borne by General Electric Company. For the registered investment companies and the Index Funds, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the interest and dividend income on the Statements of Changes in Net Assets Available for Plan Benefits.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2009 and 2008

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Accounting Changes

The Financial Accounting Standards Board (FASB) has made the Accounting Standards Codification (ASC) effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC combines all previously issued authoritative U.S. generally accepted accounting principles (GAAP) into one codified set of guidance organized by subject area. In these financial statements, references to previously issued accounting standards have been replaced with the relevant ASC references. Subsequent revisions to GAAP by the FASB will be incorporated into the ASC through issuance of Accounting Standards Updates (ASU).

(c)	Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is earned from settlement date and recognized on the accrual basis. The net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the unrealized appreciation (depreciation) of investments.

Investments other than the GE Stock Fund, the Mutual Fund, the Money Market Fund and the U.S. Bond Fund may use various financial instruments such as options and futures, commonly referred to as derivatives, to manage risk. The Index Funds may use futures to manage risk. In addition, the Non-U.S. Equity Index Fund may use a variety of over the counter derivative instruments, including, without limitation, options, swaps and forward contracts. No investments are engaged in market-making or other speculative activities.

All portfolio securities of the Money Market Fund and any short-term money market instruments held by the Short Term Fund with remaining maturities of sixty days or less at the time of purchase are valued on the basis of amortized cost, which approximates fair value.

The Plan invests in collective funds. A collective fund is a pool of investments from various investors to create a diversified fund.

More detailed information regarding these financial instruments, as well as the strategies and policies for their use, is contained in the audited financial statements of the eligible investment options, which are distributed annually to participants, except the GE Stock, Short Term, Money Market and Index Funds. Collective investment fund profiles and other disclosure documents are distributed annually to participants for the Index Funds. The GE Stock, Short Term and Money Market Fund detailed information is contained in the S&S Program Supplemental Information document, which is distributed annually.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2009 and 2008

(d)           Fair Value Measurements

We adopted ASC 820, Fair Value Measurements and Disclosures, effective January 1, 2008 for all financial investments accounted for at fair value.

For financial assets and liabilities fair valued on a recurring basis, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

We maintain policies and procedures to value investments using the best and most relevant data available. In addition, we retained independent pricing vendors to assist in valuing certain investments.

The following section describes the valuation methodologies we use to measure investments at fair value.

When available, we use quoted market prices to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities primarily include registered investment companies and the investment in GE stock as of December 31, 2008.

The Plan’s ownership in the collective funds and the GE Stock Fund are carried at fair value based on the investment’s net asset value per unit and included in Level 2.

When quoted market prices are unobservable, we obtain pricing information from an independent pricing vendor. The pricing vendor uses various pricing models for each asset class that are consistent with what other market participants would use. The inputs and assumptions to the model of the pricing vendor are derived from market observable sources including: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and other market-related data. Since many fixed income securities do not trade on a daily basis, the methodology of the pricing vendor uses available information as applicable such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing. The pricing vendor considers available market observable inputs in determining the evaluation for a security. Thus, certain securities may not be priced using quoted prices, but rather determined from market observable information. These investments are included in Level 2 and primarily comprise securities in the Short Term Fund and the Money Market Fund. In infrequent circumstances, our pricing vendors may provide us with valuations that are based on significant unobservable inputs, and in those circumstances we classify the investment securities in Level 3.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2009 and 2008

(e)	Loans to Participants

Loans to participants equal the outstanding principal balance plus accrued interest, which approximates fair value.

(f)           Participant Withdrawals

Participant withdrawals are recorded when paid.

(g)	Management Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(h)	Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2009 and 2008

(3)	Investments

The following is a summary of the fair value of the Plan’s investments at December 31, 2009 and 2008:

	2009		2008
	(in thousands)

GE Stock Fund (a)	$6,979,372	(b)	$6,973,690	(b)
Registered Investment Companies:
GE S&S Income Fund	1,727,931	(b)	1,653,835	(b)
GE S&S Program Mutual Fund	2,525,839	(b)	1,896,878	(b)
GE Institutional International Equity Fund	1,200,123	(b)	906,666	(b)
GE Institutional Small-Cap Equity Fund	585,060		406,984
GE Institutional Strategic Investment Fund	406,599		296,825
Vanguard® Institutional Index Fund	—		559,611
Total Registered Investment Companies	6,445,552		5,720,799
Collective Funds:
GE Cash Plus Fund	8,865		25,013
Non-U.S. Equity Index Fund	22,918		—
U.S. Aggregate Bond Index Fund	14,499		—
U.S. Large-Cap Equity Index Fund	790,875		—
U.S. Mid-Cap Equity Index Fund	17,081		—
U.S. Small-Cap Equity Index Fund	13,370		—
U.S. Treasury Inflation-Protected Securities Index Fund	42,977		—
Total Collective Funds	910,585		25,013
Other Investments:
Short-Term Money Market Instruments	1,313,379	(b)	1,150,789	(b)
U.S. Government and Agency Debt Obligations	1,004,840	(b)	1,251,833	(b)
Other	230,368		170,457
Total Other Investments	2,548,587		2,573,079

Total Investments at fair value	$16,884,096		$15,292,581

(a) Effective as of December 1, 2009, an investment in GE Stock changed from an investment solely in GE Stock to an investment in a unitized stock fund.
(b) Investments representing more than 5% of the Plan’s net assets.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2009 and 2008

The Plan’s investments appreciated (depreciated) as follows:

	2009	2008
	(in thousands)
GE Stock Fund (a)	$(285,348)	$(8,651,374)
Registered Investment Companies	1,020,071	(2,839,444)
Collective Funds	265,234	—
Other Investments	(68,307)	24,585
	$931,650	$(11,466,233)

(a) Effective as of December 1, 2009, an investment in GE Stock changed from an investment solely in GE Stock to an investment in a unitized stock fund.

The Funds, with the exception of the GE Stock Fund, Index Funds and U.S. Bond Fund may, from time to time, lend securities to certain unrelated brokers. In the event the counterparty does not meet its contracted obligation to return securities used, a Fund may be exposed to the risk of reacquiring the securities at prevailing market prices in order to satisfy its obligations. In a securities loan arrangement, a Fund receives collateral in the form of cash or securities, which may be supplemented by letters of credit, in an amount generally in excess of the market value of securities loaned. The Funds monitor the market value of the securities loaned on a daily basis with additional collateral obtained or refunded as necessary. The value of cash collateral obtained and reinvested in short-term investments is reflected as a liability in the Plan’s financial statements.   As of December 31, 2008, the Vanguard® Institutional Index Fund and the Income Fund participated in security lending programs. For more information, refer to the audited financial statements of the Vanguard® Institutional Index Fund and the Income Fund.

The Funds, with the exception of the GE Stock Fund and U.S. Bond Fund include investments in U.S. equities, international equities and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and the Statements of Net Assets Available for Plan Benefits. The Plan offers alternatives that may mitigate participant risks, including the opportunity to diversify investments across fifteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the GE Stock Fund and the U.S. Bond Fund, which invest in securities of a single issuer.

(4)	Fair Value Measurements

We adopted ASC 820 effective January 1, 2008 for all financial investments accounted for at fair value. This guidance establishes a new framework for measuring fair value and expands related disclosures. Broadly, the framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. It also establishes a three-level valuation hierarchy based upon observable and non-observable inputs.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2009 and 2008

The following table presents the Plan’s investments measured at fair value on a recurring basis at December 31, 2009:

	Level 1	Level 2	Level 3	Total
		(in thousands)

GE Stock Fund	$—	$6,979,372	$—	$6,979,372

Registered Investment Companies	6,445,552	—	—	6,445,552

Collective Funds	—	910,585	—	910,585

Other Investments:
Short-Term Money Market Instruments	—	1,313,379	—	1,313,379
U.S. Government and Agency Debt Obligations	—	996,670	8,170	1,004,840
Other	119,309	111,059	—	230,368
Total Other Investments	119,309	2,421,108	8,170	2,548,587

Total investments at fair value	$6,564,861	$10,311,065	$8,170	$16,884,096

The following table presents the Plan’s investments measured at fair value on a recurring basis at December 31, 2008:

	Level 1	Level 2	Level 3	Total
		(in thousands)

GE Common Stock	$6,973,690	$—	$—	$6,973,690

Registered Investment Companies	5,720,799	—	—	5,720,799

Collective Funds	—	25,013	—	25,013

Other Investments:
Short-Term Money Market Instruments	—	1,150,789	—	1,150,789
U.S. Government and Agency Debt Obligations	—	1,251,764	69	1,251,833
Other	121,677	48,780	—	170,457
Total Other Investments	121,677	2,451,333	69	2,573,079

Total investments at fair value	$12,816,166	$2,476,346	$69	$15,292,581

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2009 and 2008

The following table presents the changes in Level 3 investments measured on a recurring basis for the year ended December 31, 2009:

Net change in
		Net				unrealized
		realized/				gains (losses)
		unrealized				relating to
		gains	Purchases,	Transfers		investments
		(losses)	issuances	in and/or		still held at
(in thousands)	January 1,	included in	and	out of	December 31,	December 31,
	2009	earnings	settlements	Level 3(a)	2009	2009(b)

U.S. Government and Agency Debt Obligations
	$69	$(51)	$8,152	$—	$8,170	$4

The following table presents the changes in Level 3 investments measured on a recurring basis for the year ended December 31, 2008:

Net change in
		Net				unrealized
		realized/				gains (losses)
		unrealized				relating to
		gains	Purchases,	Transfers		investments
		(losses)	issuances	in and/or		still held at
(in thousands)	January 1,	included in	and	out of	December 31,	December 31,
	2008	earnings	settlements	Level 3(a)	2008	2008(b)

U.S. Government and Agency Debt Obligations
	$158,045	$1,245	$(159,221)	$—	$69	$4

(a)	Transfers in and out of Level 3 are considered to occur at the beginning of the period. There were no transfers during the period.

(b)
Represented the amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains (losses) relating to investments classified as Level 3 that are still held at December 31, 2009 and December 31, 2008, respectively.

GE SAVINGS AND SECURITY PROGRAM

Notes to Financial Statements

December 31, 2009 and 2008

(5)	Tax Status

The Internal Revenue Service has notified General Electric Company by a letter dated June 27, 2006, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended and restated since that letter was issued. However, counsel for the Plan has no reason to believe that those changes have adversely affected the validity of the determination letter. A request for a new determination letter for the Plan has been submitted to the Internal Revenue Service.

The portion of a participant’s compensation contributed to the Plan as a pre-tax contribution and General Electric Company’s matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment results may be included in the participant’s gross taxable income for the year in which such amounts are withdrawn from the Plan.

(6)           Reconciliation of Financial Statements to Form 5500

Loans to participants are classified as investments per Form 5500 instructions.  The following is a reconciliation of total investments per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor:

	December 31
	2009	2008
	(in thousands)

Total investments per financial statements	$16,884,096	$15,292,581
Loans to participants	383,556	427,014
Total investments per Form 5500	$17,267,652	$15,719,595

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2009

Description	Shares	Cost (a)	Fair Value

GE Stock Fund
Common Stock – 99.2%
General Electric Company (g)	457,526,825	$10,198,065,092	$6,922,380,862
Short- Term Investments- 0.8%
Fidelity Institutional Money Market
Government Portfolio (Class I) (b)	56,991,385	56,991,385	56,991,385
Total GE Stock Fund		10,255,056,477	6,979,372,247

Registered Investment Companies
GE S&S Income Fund (c)	159,256,346	1,732,592,040	1,727,931,356
GE S&S Program Mutual Fund (c)	68,525,190	2,504,190,461	2,525,838,506
GE Institutional International Equity Fund (c)	108,412,150	1,214,546,777	1,200,122,499
GE Institutional Small-Cap Equity Fund (c)	50,698,456	552,742,165	585,060,178
GE Institutional Strategic Investment Fund (c)	39,209,193	406,192,864	406,599,336
Total Registered Investment Companies		6,410,264,307	6,445,551,875

Collective Funds
GE Cash Plus Fund (c) (d)		8,864,545	8,864,545
Non U.S. Equity Index Fund		22,604,673	22,918,484
U.S. Aggregate Bond Index Fund		14,583,530	14,498,711
U.S. Large Cap Equity Index Fund		776,096,179	790,874,843
U.S. Mid Cap Equity Index Fund		16,784,546	17,081,274
U.S. Small Cap Equity Index Fund		13,051,554	13,369,825
U.S. TIPS Index Fund		43,494,762	42,976,942
Total Collective Funds		895,479,789	910,584,624

See accompanying notes to schedule of assets on page 26.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2009

Description	Rate of Interest	Maturity	Cost (a)	Fair Value
Short-Term Money Market Instruments
Interest Bearing Cash and Cash Equivalents
Abbey National Treasury	0.661%	2/25/2010	$ 37,500,000	$37,500,000
Allied Irish Banks NA	0.530	3/3/2010	55,450,158	55,450,158	(e)
Australia and New Zealand Bank	0.210	1/7/2010	15,999,440	15,999,440	(e)
Australia and New Zealand Bank	0.350	5/25/2010	30,003,592	30,003,592
Banco Bilbao Vizcaya	0.215	2/17/2010	22,375,157	22,375,157
Bank of America Corporation	0.150	1/8/2010	46,698,638	46,698,638	(e)
Bank Of Ireland	0.100	1/4/2010	55,790,000	55,790,000
Bank Of Montreal	0.190	2/22/2010	31,150,000	31,150,000
Bank Of Nova Scotia	0.233	12/17/2010	29,000,000	29,000,000
Bank Of Nova Scotia	0.434	1/15/2010	31,380,000	31,380,000
Barclays Bank PLC	0.440	5/3/2010	15,750,000	15,750,000
Barclays Bank PLC	0.700	4/15/2010	46,450,000	46,450,000
Barclays Repurchase Agreement	0.010	1/4/2010	40,220,000	40,220,000
BNP Paribas	0.200	3/1/2010	31,000,000	31,000,000
BNP Paribas	0.310	1/14/2010	23,930,000	23,930,000
Calyon	0.280	2/26/2010	12,136,378	12,136,378	(e)
Calyon	0.600	1/5/2010	35,480,000	35,480,000
CBA (DE) Finance Inc	0.280	6/10/2010	55,480,871	55,480,871	(e)
Credit Agricole SA	0.304	5/28/2010	3,839,561	3,839,561	(e)
Danske Corporation	0.190	3/15/2010	37,785,436	37,785,436	(e)
Danske Corporation	0.480	1/19/2010	24,894,024	24,894,024	(e)
Deutsche Bank AG	0.500	1/6/2010	26,790,000	26,790,000
Deutsche Government Agency Repurchase Agreement	0.010	1/4/2010	61,200,000	61,200,000
Eksportfinans ASA	0.080	1/4/2010	39,429,737	39,429,737	(e)
European Investment Bank Global BD	5.000	2/8/2010	3,858,460	3,858,460
Her Majesty Canada	0.300	1/21/2010	12,397,933	12,397,933	(e)
HSBC Americas Inc	0.100	1/4/2010	13,019,892	13,019,892	(e)
HSBC Americas Inc	0.240	4/14/2010	36,524,902	36,524,902	(e)
HSBC Repurchase Agreement	0.010	1/4/2010	22,400,000	22,400,000
International Bank	0.010	2/26/2010	26,593,793	26,593,793	(e)
KFW Medium Term Notes	0.333	1/21/2010	17,953,868	17,953,868
National Australia Bank	0.180	2/23/2010	27,100,000	27,100,000
Nordea North America	0.230	2/5/2010	31,742,900	31,742,900	(e)
Procter and Gamble	0.285	5/7/2010	9,170,000	9,170,000
Rabobank Nederland	0.258	7/23/2010	18,148,823	18,148,823	(e)
Rabobank Nederland	0.382	4/26/2010	29,860,000	29,860,000

See accompanying notes to schedule of assets on page 26.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2009

Description	Rate of Interest	Maturity	Cost (a)	Fair Value
Short-Term Money Market Instruments
Interest Bearing Cash and Cash Equivalents, continued
Royal Bank of Canada	0.357%	1/26/2010	$ 56,430,000	$56,430,000
Societe Generale North America	0.290	5/17/2010	24,872,721	24,872,721	(e)
Societe Generale North America	0.340	2/2/2010	34,239,649	34,239,649	(e)
State Street Cayman Islands	0.010	1/4/2010	155,386	155,386
Svenska Handelsban	0.370	2/11/2010	46,600,530	46,600,530
Toronto Dominion	0.330	5/17/2010	23,550,888	23,550,888
Toronto Dominion	0.500	2/8/2010	14,482,352	14,482,352	(e)
Toyota Motor Corporation	0.180	2/3/2010	36,443,986	36,443,986	(e)
Westpac Banking Corporation	0.304	10/6/2010	18,099,862	18,099,862	(e)
Total Short-Term Money Market Instruments			1,313,378,937	1,313,378,937

U.S. Government and Agency Debt Obligations
Federal Home Loan Bank	2.750	3/12/2010	18,188,960	18,188,960
Federal Home Loan Mortgage Corporation	0.139	2/4/2010	54,470,000	54,470,000
Federal Home Loan Mortgage Corporation	1.183	12/15/2031	3,521,157	3,537,726
Federal Home Loan Mortgage Corporation	2.375	5/28/2010	40,443,813	40,443,813
Federal Home Loan Mortgage Corporation	4.875	2/9/2010	7,922,273	7,922,273
Federal Home Loan Mortgage Corporation	5.125	4/18/2011	70,478,010	72,930,697
Federal Home Loan Participation Certificate Pool	6.000	10/15/2013	10,830	17,562	(f)
Federal Home Loan Participation Certificate Pool	6.000	10/15/2013	17,850	17,453	(f)
Federal Home Loan Participation Certificate Pool	7.000	10/1/2023	14,339	15,145
Federal Home Loan Participation Certificate Pool	7.000	11/1/2031	103,760	107,832
Federal Home Loan Participation Certificate Pool	7.000	4/1/2032	485,406	500,950
Federal Home Loan Participation Certificate Pool	7.000	4/1/2032	357,793	369,305
Federal Home Loan Participation Certificate Pool	7.000	6/1/2032	145,869	152,422
Federal Home Loan Participation Certificate Pool	7.000	4/1/2036	945,646	999,501
Federal Home Loan Participation Certificate Pool	7.500	1/1/2016	207,066	213,475
Federal Home Loan Participation Certificate Pool	7.500	1/1/2027	26,325	27,618
Federal Home Loan Participation Certificate Pool	7.500	1/1/2027	315,048	333,766
Federal Home Loan Participation Certificate Pool	8.000	5/1/2031	31,788	34,314
Federal Home Loan Participation Certificate Pool	8.500	3/1/2027	97,424	101,894
Federal Home Loan Participation Certificate Pool	9.250	12/1/2016	32,802	29,149
Federal National Mortgage Association	0.100	5/25/2018	126,973	39,572	(f)
Federal National Mortgage Association	5.500	6/25/2025	498,997	506,020
Federal National Mortgage Association	5.968	7/25/2038	1,472,937	1,530,075	(f)
Federal National Mortgage Association	6.968	8/25/2037	3,967,114	4,178,882	(f)

See accompanying notes to schedule of assets on page 26.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2009

Description	Rate of Interest	Maturity	Cost (a)	Fair Value
U.S. Government and Agency Debt Obligations, continued
Federal National Mortgage Association	0.217%	2/12/2010	$ 18,170,430	$18,170,430
Federal National Mortgage Association 2006	6.308	7/25/2036	4,013,680	3,593,076	(f)
Federal National Mortgage Association Discount Notes	0.010	1/20/2010	46,097,810	46,097,810	(e)
Federal National Mortgage Association Discount Notes	0.010	2/1/2010	15,999,036	15,999,036	(e)
Federal National Mortgage Association Guaranteed	1.408	7/25/2044	8,391,662	2,057,058	(f)
Federal National Mortgage Association Pool	2.413	5/1/2033	2,061,692	2,024,901
Federal National Mortgage Association Pool	2.819	12/1/2032	657,545	668,019
Federal National Mortgage Association Pool	3.099	6/1/2033	201,239	201,952
Federal National Mortgage Association Pool	3.219	6/1/2033	567,879	567,204
Federal National Mortgage Association Pool	3.271	7/1/2033	1,465,828	1,449,728
Federal National Mortgage Association Pool	3.290	6/1/2033	1,533,515	1,526,197
Federal National Mortgage Association Pool	3.438	7/1/2033	3,502,440	3,517,127
Federal National Mortgage Association Pool	3.520	7/1/2033	203,011	207,196
Federal National Mortgage Association Pool	3.521	6/1/2033	402,038	393,367
Federal National Mortgage Association Pool	3.557	6/1/2033	344,484	343,688
Federal National Mortgage Association Pool	3.750	5/1/2033	260,002	261,846
Federal National Mortgage Association Pool	3.794	6/1/2033	1,886,700	1,888,852
Federal National Mortgage Association Pool	7.000	4/1/2011	2,747	2,621
Federal National Mortgage Association Pool	7.000	2/1/2017	112,827	116,788
Federal National Mortgage Association Pool	7.000	3/1/2017	101,285	103,807
Federal National Mortgage Association Pool	7.000	3/1/2017	66,282	67,933
Federal National Mortgage Association Pool	7.000	3/1/2017	76,062	78,048
Federal National Mortgage Association Pool	7.000	3/1/2017	343,829	356,005
Federal National Mortgage Association Pool	7.000	4/1/2017	257,112	263,825
Federal National Mortgage Association Pool	7.000	4/1/2017	58,905	60,443
Federal National Mortgage Association Pool	7.000	4/1/2017	291,115	301,424
Federal National Mortgage Association Pool	7.000	5/1/2017	73,458	75,375
Federal National Mortgage Association Pool	7.000	5/1/2017	177,178	180,895
Federal National Mortgage Association Pool	7.000	7/1/2017	198,690	203,638
Federal National Mortgage Association Pool	7.000	7/1/2017	574,282	589,710
Federal National Mortgage Association Pool	7.000	2/1/2019	15,378	15,733
Federal National Mortgage Association Pool	7.000	3/1/2029	126,674	135,541
Federal National Mortgage Association Pool	7.000	6/1/2031	127,819	134,210
Federal National Mortgage Association Pool	7.000	10/1/2031	278,021	299,804
Federal National Mortgage Association Pool	7.000	1/1/2032	80,018	83,237

See accompanying notes to schedule of assets on page 26.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2009

Description	Rate of Interest	Maturity	Cost (a)	Fair Value
U.S. Government and Agency Debt Obligations, continued
Federal National Mortgage Association Pool	7.000%	10/1/2032	$ 115,227	$119,161
Federal National Mortgage Association Pool	7.000	4/1/2033	205,994	213,771
Federal National Mortgage Association Pool	7.000	11/1/2033	595,054	615,892
Federal National Mortgage Association Pool	7.000	3/1/2034	138,327	142,794
Federal National Mortgage Association Pool	7.000	6/1/2034	216,740	226,318
Federal National Mortgage Association Pool	7.000	1/1/2035	290,024	303,470
Federal National Mortgage Association Pool	7.000	5/1/2035	594,496	619,811
Federal National Mortgage Association Pool	7.000	5/1/2035	804,759	840,274
Federal National Mortgage Association Pool	7.000	1/1/2036	937,670	995,329
Federal National Mortgage Association Pool	7.000	4/1/2036	1,327,087	1,414,980
Federal National Mortgage Association Pool	7.500	4/1/2016	53,358	54,471
Federal National Mortgage Association Pool	7.500	11/1/2021	107,303	112,043
Federal National Mortgage Association Pool	7.500	11/1/2022	155,425	165,609
Federal National Mortgage Association Pool	7.500	3/1/2023	42,600	44,807
Federal National Mortgage Association Pool	7.500	1/1/2025	305,871	325,576
Federal National Mortgage Association Pool	7.500	5/1/2026	51,557	55,110
Federal National Mortgage Association Pool	7.500	7/1/2027	357,394	381,231
Federal National Mortgage Association Pool	7.500	10/1/2030	109,300	114,462
Federal National Mortgage Association Pool	7.500	1/1/2031	53,474	57,270
Federal National Mortgage Association Pool	7.500	2/1/2031	176,184	188,943
Federal National Mortgage Association Pool	7.500	1/1/2032	94,642	100,386
Federal National Mortgage Association Pool	7.500	4/1/2032	172,903	185,551
Federal National Mortgage Association Pool	7.500	6/1/2032	157,755	166,086
Federal National Mortgage Association Pool	7.500	7/1/2032	108,973	116,013
Federal National Mortgage Association Pool	7.500	4/1/2033	83,338	87,718
Federal National Mortgage Association Pool	7.500	11/1/2033	32,079	33,819
Federal National Mortgage Association Pool	7.500	3/1/2034	559,167	589,067
Federal National Mortgage Association Pool	7.500	5/1/2034	431,285	449,309
Federal National Mortgage Association Pool	8.000	3/1/2032	233,392	250,640
Federal National Mortgage Association Pool	8.000	5/1/2032	32,018	33,147
Federal National Mortgage Association Pool	8.000	11/1/2033	84,689	89,457
Federal National Mortgage Association Pool	8.500	6/1/2028	159,738	168,515
Federal National Mortgage Association Pool	8.500	8/1/2029	462,654	489,410
Federal National Mortgage Association Pool	8.500	8/1/2030	121,058	126,176
Federal National Mortgage Association Pool	9.000	3/1/2011	66,992	65,743

See accompanying notes to schedule of assets on page 26.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2009

Description	Rate of Interest	Maturity	Cost (a)	Fair Value
U.S. Government and Agency Debt Obligations, continued
Federal National Mortgage Association Pool	9.000%	12/1/2031	$ 187,146	$201,161
Federal National Mortgage Association Pool	9.500	9/1/2021	186,078	184,331
Government National Mortgage Association 2009	7.316	3/20/2039	4,135,020	3,951,639	(f)
Government National Mortgage Association Pool	7.000	12/15/2018	246,812	246,985
Government National Mortgage Association Pool	7.000	11/15/2023	326,555	338,392
Government National Mortgage Association Pool	7.000	3/15/2031	196,922	208,753
Government National Mortgage Association Pool	7.000	5/15/2032	289,855	305,632
Government National Mortgage Association Pool	7.000	11/15/2032	204,432	212,744
Government National Mortgage Association Pool	7.500	12/15/2012	176,558	176,837
Government National Mortgage Association Pool	7.500	12/15/2018	280,275	279,443
Government National Mortgage Association Pool	7.500	1/15/2031	385,309	412,076
Government National Mortgage Association Pool	7.500	1/15/2031	54,793	58,600
Government National Mortgage Association Pool	7.500	3/15/2031	28,332	30,300
Government National Mortgage Association Pool	7.500	5/15/2031	128,818	137,767
Government National Mortgage Association Pool	7.500	7/15/2031	290,590	310,778
Government National Mortgage Association Pool	7.500	9/15/2031	339,314	362,886
Government National Mortgage Association Pool	9.000	11/15/2017	84,792	81,721
U.S. Treasury Notes	0.010	1/21/2010	45,000,000	45,000,000
U.S. Treasury Notes	1.250	11/30/2010	291,974,004	292,744,012
U.S. Treasury Notes	1.375	2/15/2012	62,971,055	62,586,917
U.S. Treasury Notes	1.375	10/15/2012	123,808,261	123,563,921
U.S. Treasury Notes	2.625	5/31/2010	5,002,881	5,049,415
U.S. Treasury Notes	4.750	2/15/2010	13,557,372	13,560,606
When Issued Treasury Notes	1.000	10/31/2011	42,438,100	42,288,106
When Issued Treasury Notes	2.125	11/30/2014	95,219,383	93,899,904
Total U.S. Government and Agency Debt Obligations			1,009,554,037	1,004,840,213

Other
Commercial Mortgage-Backed and Asset-Backed Securities
BA Credit Card Trust	0.253	6/17/2013	22,239,844	22,301,854
Bank of America Auto Trust	2.670	12/15/2016	9,090,000	8,933,964
Bear Stearns	5.462	4/12/2038	1,313,567	1,315,170
Bear Stearns	5.478	10/12/2041	6,059,562	6,488,437
Bear Stearns	6.460	10/15/2036	4,755,234	4,724,399
Citigroup	5.205	12/11/2049	7,262,719	7,356,146

See accompanying notes to schedule of assets on page 26.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2009

Description	Rate of Interest	Maturity	Cost (a)	Fair Value
Commercial Mortgage-Backed and Asset-Backed Securities, continued
Commercial Mortgage	5.597%	12/10/2049	$ 3,013,711	$2,971,234
Ford Credit Floorplan Master Owner Trust 2009	1.783	09/15/2012	12,600,000	12,621,756
Ford Credit Auto Owner Trust 2009	4.500	07/15/2014	421,969	420,114
GS Mortgage Securities Corp. II (Class A)	5.479	11/10/2039	8,892,773	9,088,654
Honda Auto Receivables Owner Trust	3.300	09/15/2015	3,599,347	3,683,768
Hertz Vehicle Financing LLC	4.260	03/25/2013	579,290	573,013
Hertz Vehicle Financing LLC	5.290	03/25/2016	20,215,469	19,954,842
Morgan Stanley Capital I	5.283	12/15/2043	1,244,482	1,265,706
Volkswagen Auto Lease Trust	4.590	03/17/2014	9,426,445	9,360,314
Total Commercial Mortgage-Backed and Asset-Backed Securities			110,714,412	111,059,371

U.S. Savings Bonds - Held in trust		Units	Cost (a)	Fair Value
1980 U.S. Savings Bond EE Series		3338	166,900	1,065,995
1981 U.S. Savings Bond EE Series		3579	178,950	992,381
1982 U.S. Savings Bond EE Series		3829	191,450	1,000,234
1983 U.S. Savings Bond EE Series		6698	334,900	1,405,811
1984 U.S. Savings Bond EE Series		7953	397,650	1,523,147
1985 U.S. Savings Bond EE Series		11,680	584,000	2,144,212
1986 U.S. Savings Bond EE Series		39,808	1,990,400	6,911,502
1987 U.S. Savings Bond EE Series		42,347	2,117,350	6,457,994
1988 U.S. Savings Bond EE Series		48,733	2,436,650	7,145,180
1989 U.S. Savings Bond EE Series		67,990	3,399,500	9,580,625
1990 U.S. Savings Bond EE Series		70,985	3,549,250	9,608,254
1991 U.S. Savings Bond EE Series		73,583	3,679,150	9,579,991
1992 U.S. Savings Bond EE Series		105,292	5,264,600	13,166,676
1993 U.S. Savings Bond EE Series		78,460	3,923,000	8,013,954
1994 U.S. Savings Bond EE Series		64,619	3,230,950	6,047,433
1995 U.S. Savings Bond EE Series		23,893	1,194,650	2,134,653
1996 U.S. Savings Bond EE Series		87	4,350	7,065
1997 U.S. Savings Bond EE Series		188	9,400	15,191
1998 U.S. Savings Bond EE Series		328	16,400	25,390
1999 U.S. Savings Bond EE Series		496	24,800	36,680
2000 U.S. Savings Bond EE Series		723	36,150	50,862
2001 U.S. Savings Bond EE Series		884	44,200	59,039

See accompanying notes to schedule of assets on page 26.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2009

Description
U.S. Savings Bonds - Held in trust, continued		Units	Cost (a)	Fair Value
2002 U.S. Savings Bond EE Series		1,046 $	52,300	$66,829
2003 U.S. Savings Bond EE Series		1,702	85,100	104,979
2004 U.S. Savings Bond EE Series		2,607	130,350	156,433
2005 U.S. Savings Bond EE Series		3,676	183,800	212,223
2006 U.S. Savings Bond EE Series		4,776	238,800	266,785
2007 U.S. Savings Bond EE Series		6,804	340,200	366,561
2008 U.S. Savings Bond EE Series		8,072	403,600	413,431
2009 U.S. Savings Bond EE Series		14,488	724,400	724,400
			34,933,200	89,283,910

U.S. Savings Bonds - Held in custody
2007 U.S. Savings Bond EE Series		174,933	8,746,650	9,442,060
2008 U.S. Savings Bond EE Series		177,496	8,874,800	9,116,450
2009 U.S. Savings Bond EE Series		185,390	9,269,500	9,269,500
			26,890,950	27,828,010

Short- Term Investments		Shares	Cost (a)	Fair Value
Fidelity Institutional Money Market		2,196,970	2,196,970	2,196,970
Government Portfolio (Class I) (b)

Total U.S. Savings Bonds			64,021,120	119,308,890

Total Other			174,735,532	230,368,261

Total Investments			20,058,469,079	16,884,096,157

Loans to Participants	Rate of Interest	Maturity	Cost (a)	Fair Value

		1 month -
Various (60,124 loans) (g)	5.350 - 8.050%	15 years	–	383,555,513

Total Loans to Participants		–		383,555,513

Total Assets (Held at End of Year)		$20,058,469,079		$17,267,651,670

See accompanying notes to schedule of assets on page 26.	(continued)

GE SAVINGS AND SECURITY PROGRAM

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2009

Notes to Schedule of Assets:
(a)
Cost of securities, including cost of General Electric Common Stock, is the price at which underlying shares in the investment options were purchased, including shares purchased with reinvested interest and dividends.  In addition, cost of securities includes gains and losses realized participant investment switches and is decreased for withdrawals on an average cost basis by individual participant.

(b)	Funds managed by an affiliate of FMTC.
(c)	Funds managed by GEAM, a wholly owned subsidiary of General Electric Company.
(d)	GE Cash Plus Fund is a holding of the Short Term Fund.
(e)	Rate of interest is based on computed effective yield.
(f)	Interest only securities represent the right to receive the monthly interest payments on an underlying pool of mortgages.
(g)	Represents a party-in-interest to the Plan.

See accompanying Report of Independent Registered Public Accounting Firm.